SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 12)(1)

                      MIAMI COMPUTER SUPPLY CORPORATION
______________________________________________________________________________
                              (Name of Issuer)

                                COMMON STOCK
______________________________________________________________________________
                       (Title of Class of Securities)

                                593261 10 0
______________________________________________________________________________
                               (CUSIP Number)

                              Timothy G. Ewing
                              Ewing & Partners
                              4514 Cole Avenue
                                 Suite 808
                            Dallas, Texas 75205
                              (214) 522-2100
______________________________________________________________________________
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 29, 2000
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Page 1 of 11 Pages)

_______________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.593261 10 0                                        Page 2 of 11 Pages
--------------------                                        ------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ewing & Partners
______________________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                              (b) [X]
______________________________________________________________________________

3.  SEC USE ONLY
______________________________________________________________________________

4.  SOURCE OF FUNDS
    WC
______________________________________________________________________________

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
    Not applicable
______________________________________________________________________________

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
______________________________________________________________________________

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    1,038,191
______________________________________________________________________________

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
______________________________________________________________________________

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    1,038,191
______________________________________________________________________________

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
______________________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,038,191
______________________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [X]
______________________________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%
______________________________________________________________________________

14.  TYPE OF REPORTING PERSON
     PN

CUSIP No.593261 10 0                                        Page 3 of 11 Pages
--------------------                                        ------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Value Partners, Ltd.
______________________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]

                                                             (b)  [X]
______________________________________________________________________________

3.  SEC USE ONLY
______________________________________________________________________________

4.  SOURCE OF FUNDS
    WC
______________________________________________________________________________

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
    Not applicable
______________________________________________________________________________

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
______________________________________________________________________________

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    1,038,191
______________________________________________________________________________

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
______________________________________________________________________________

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    1,038,191
______________________________________________________________________________

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
______________________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,038,191
______________________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [X]
______________________________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%
______________________________________________________________________________

14.  TYPE OF REPORTING PERSON
     PN

CUSIP No.593261 10 0                                        Page 4 of 11 Pages
--------------------                                        ------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing SARSEP IRA Account
______________________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]

                                                            (b)  [X]
______________________________________________________________________________

3.  SEC USE ONLY
______________________________________________________________________________

4.  SOURCE OF FUNDS
    PF
______________________________________________________________________________

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
    Not applicable
______________________________________________________________________________

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
______________________________________________________________________________

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    3,725
______________________________________________________________________________

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
______________________________________________________________________________

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    3,725
______________________________________________________________________________

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
______________________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     3,725
______________________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [X]
______________________________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%
______________________________________________________________________________

14.  TYPE OF REPORTING PERSON
     EP

CUSIP No.593261 10 0                                        Page 5 of 11 Pages
--------------------                                        ------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing IRA Account
______________________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]

                                                            (b)  [X]
______________________________________________________________________________

3.  SEC USE ONLY
______________________________________________________________________________

4.  SOURCE OF FUNDS
    PF
______________________________________________________________________________

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
    Not applicable
______________________________________________________________________________

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
______________________________________________________________________________

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    41,728
______________________________________________________________________________

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
______________________________________________________________________________

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    41,728
______________________________________________________________________________

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
______________________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     41,728
______________________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [X]
______________________________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%
______________________________________________________________________________

14.  TYPE OF REPORTING PERSON
     EP

CUSIP No.593261 10 0                                        Page 6 of 11 Pages
--------------------                                        ------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing Investment Account
______________________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]

                                                             (b)  [X]
______________________________________________________________________________

3.  SEC USE ONLY
______________________________________________________________________________

4.  SOURCE OF FUNDS
    PF
______________________________________________________________________________

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
    Not applicable
______________________________________________________________________________

6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
______________________________________________________________________________

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    3,000
______________________________________________________________________________

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
______________________________________________________________________________

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    3,000
______________________________________________________________________________

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
______________________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     3,000
______________________________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               [X]
______________________________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%
______________________________________________________________________________

14.  TYPE OF REPORTING PERSON
     EP

CUSIP No.593261 10 0                                        Page 7 of 11 Pages
--------------------                                        ------------------


                      Amendment No. 12 to SCHEDULE 13D

     This statement ("Amendment No. 12") amends the Schedule 13D, Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3"), Amendment No. 4 ("Amendment No. 4"), Amendment No. 5 ("Amendment No. 5"), Amendment No. 6 ("Amendment No. 6"), Amendment No. 7 ("Amendment No. 7"), Amendment No. 8 ("Amendment No. 8"), Amendment No. 9 ("Amendment No. 9"), Amendment No. 10 ("Amendment No. 10") and Amendment No. 11 ("Amendment No. 11") to the Schedule 13D filed by Value Partners, Ltd. ("VP"), Ewing & Partners (formerly known as Fisher Ewing Partners) ("E&P"), the Timothy G. Ewing SARSEP IRA Account (the "Account"), the Timothy G. Ewing IRA Account (the "IRA") and the Timothy G. Ewing investment account (the "Investment Account") with the Securities and Exchange Commission on November 20, 1996, December 24, 1996, January 10, 1997, April 18, 1997, May 22, 1997,
June 5, 1997, July 8, 1997, October 9, 1997, February 17, 1998, July 10, 1998,
September 24, 1998 and February 4, 2000 respectively, with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). The Schedule 13D and Amendment Nos. 1 through 12 are collectively referred to herein as the "Schedule 13D" where the context so permits. All defined terms refer to terms defined herein and in the Schedule 13D, and Amendments Nos. 1 through 11. Notwithstanding this Amendment No. 12, the Schedule 13D and Amendment Nos. 1 through 11 speak as of their respective dates. The Schedule 13D is amended only to the extent set forth below:

     Item 5.  Interest in Securities of the Issuer.
     ----------------------------------------------
           a. The aggregate number of shares of the Issuer's Common Stock beneficially owned by VP as of February 29, 2000 was 1,038,191 representing 8.9% of the Issuer's 11,707,692 outstanding shares of Common Stock as of October 25, 1999, as reported in the Form 10-Q filed on December 10, 1999, by the Issuer with the Securities and Exchange Commission. The Account directly (and Mr. Ewing indirectly) beneficially owns 3,725 shares of the Issuer's Common Stock, which represents 0.03% of the Issuer's outstanding shares of Common Stock as of October 25, 1999. The IRA directly (and Mr. Ewing indirectly) beneficially owns 41,728 shares of the Issuer's Common Stock, which represents 0.4% of the Issuer's outstanding shares of Common Stock as of October 25, 1999. The Investment Account directly (and Mr. Ewing indirectly) beneficially owns 3,000 shares of the Issuer's Common Stock, which represents 0.03% of the Issuer's outstanding shares of Common Stock as of October 25, 1999. Except with respect to shares owned by the Account, the Investment Account or the IRA, neither E&P nor Mr. Ewing directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of E&P and Mr. Ewing may be deemed to beneficially own the 1,038,191 shares of Common Stock owned by VP, and Mr. Ewing may be deemed to beneficially own the 1,086,644 shares of Common Stock owned by VP, the Account, the Investment Account and the IRA, but E&P disclaims the beneficial ownership of all 1,086,644 shares, and Mr. Ewing disclaims the beneficial ownership of 1,038,191 shares, pursuant to Rule 13d-4.

CUSIP No.593261 10 0                                        Page 8 of 11 Pages
--------------------                                        ------------------

           b. VP has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it through its general partner, E&P, and E&P acts solely through its general partner, Mr. Ewing. Accordingly, each of E&P and Mr. Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Common Stock owned by VP.

           Mr. Ewing has the sole power to vote and dispose of the shares of Common Stock owned by the Account, the Investment Account and the IRA.

           c. The following table sets forth the date of sale, number of shares of the Issuer's Common Stock sold and total sale price of such shares for the transactions by VP and E&P in the Issuer's Common Stock since the most recent filing of Schedule 13D on February 4, 2000.


           Date of Sale        No. of Shares Sold        Price Per Share
           ------------        ------------------        ---------------

         February 16, 2000          100,000              $31.00

         February 24, 2000           18,200              $31.38

         February 29, 2000           70,000              $29.75



           d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by VP.

           No person or entity other than the Account has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Account.

           No person or entity other than the IRA has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the IRA.

           No person or entity other than the Investment Account has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Investment Account.

           e.   Not applicable.


CUSIP No.593261 10 0                                        Page 9 of 11 Pages
--------------------                                        ------------------

     Item 6.  Contracts, Arrangements, Understandings or Relationships with
     ----------------------------------------------------------------------
     Respect to Securities of the Issuer
     -----------------------------------

     As of the date of the execution of this Amendment No. 12, (except for the separate custodial account agreements for the Account and the IRA by and between Mr. Ewing and Fiduciary Trust Company, the custodian of such accounts, which Mr. Ewing does not believe to be applicable under this Item 6), none of VP, E&P, Mr. Ewing, the Account, the Investment Account or the IRA is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement among VP, E&P, Mr. Ewing, the Account, the Investment Account and the IRA with respect to the filing of this Amendment No. 12 and any amendments thereto, which agreement is attached as Exhibit A hereto.

     Item 7.  Material to be Filed as Exhibits
     -----------------------------------------

     Exhibit A -- Agreement among VP, E&P, Mr. Ewing, the Account, the Investment Account and the IRA with respect to the filing of Amendment No. 12 to the Schedule 13D.






                   [This space intentionally left blank.]






CUSIP No.593261 10 0                                       Page 10 of 11 Pages
--------------------                                       -------------------

                                  SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 12 to the Schedule 13D is true, complete and correct.


Value Partners, Ltd.                    Timothy G. Ewing IRA

By:  Ewing & Partners,
     its General Partner                By:  /s/Timothy G. Ewing
                                           ---------------------
                                             Timothy G. Ewing
                                             Beneficiary
     /s/Timothy G. Ewing
     --------------------
     Timothy G. Ewing, Partner          Date:     March 7, 2000

Date:     March 7, 2000


Ewing & Partners                        Timothy G. Ewing Investment Account


By:  /s/Timothy G. Ewing                     By:  /s/Timothy G. Ewing
     -------------------                         ---------------------
     Timothy G. Ewing, Partner                    Timothy G. Ewing
                                                  Beneficiary
Date:     March 7, 2000
                                             Date:     March 7, 2000


Timothy G. Ewing SARSEP IRA


By:  /s/Timothy G. Ewing
     -------------------
     Timothy G. Ewing
     Beneficiary

Date:     March 7, 2000


CUSIP No.593261 10 0                                       Page 11 of 11 Pages
--------------------                                       -------------------


                                 EXHIBIT A

                                 AGREEMENT
                                 ---------

     This will confirm the agreement by and among all of the undersigned that the Amendment No. 12 to the Schedule 13D filed on or about March 7, 2000, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Value Partners, Ltd.                    Timothy G. Ewing IRA

By:  Ewing & Partners,
     its General Partner                By:  /s/Timothy G. Ewing
                                           ---------------------
                                             Timothy G. Ewing
                                             Beneficiary
     /s/Timothy G. Ewing
     --------------------
     Timothy G. Ewing, Partner          Date:     March 7, 2000

Date:     March 7, 2000


Ewing & Partners                        Timothy G. Ewing Investment Account


By:  /s/Timothy G. Ewing                     By:  /s/Timothy G. Ewing
     -------------------                         ---------------------
     Timothy G. Ewing, Partner                    Timothy G. Ewing
                                                  Beneficiary
Date:     March 7, 2000
                                             Date:     March 7, 2000


Timothy G. Ewing SARSEP IRA


By:  /s/Timothy G. Ewing
     -------------------
     Timothy G. Ewing
     Beneficiary

Date:     March 7, 2000